                                                                   EXHIBIT 99.1
                                                          [ENGLISH TRANSLATION]
                                                                  July 23, 2003

                                                                Fair Disclosure


                              HANARO TELECOM, INC.

     Hanaro Telecom, Inc. ("Hanaro" or the "Company") announced that it will increase the basic service charge from KRW3,500 to KRW4,500 for its local telephony services and from KRW1,000 to KRW2,000 for its bundled services.

     The Caller ID ("CID") service charge increased from KRW1,000 to KRW2,000, whereas the local to mobile service fee decreased from KRW15 per 10 seconds to KRW14.83.

     Despite the increase in charges, Hanaro still offers lower prices than KT, the local incumbent. Its basic service fee for local telephony service is KRW700 lower than KT's and its CID service charge is KRW500 lower than KT's.

     The Company explains that the main reason for the increase in its service charges is to subsidize its research and development to provide better services.